Exhibit 8.1
LIST OF SUBSIDIARIES

We have one wholly-owned subsidiary MegaWest Energy (USA) Corp., which was incorporated in Nevada on January 9, 2007.

We have the following indirect wholly-owned subsidiaries that are directly owned by MegaWest Energy (USA) Corp:

Subsidiary	Jurisdiction of Incorporation	Incorporation / Acquisition Date
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	Ohio	April 2, 2007
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	Delaware	April 5, 2007
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	Delaware	April 5, 2007
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	Delaware	April 25, 2007
MegaWest Energy Montana Corp.	Delaware	October 19, 2007